SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.
Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed, or made available from its web-site, to its security holders either or both of the following two documents:

(1)
Interim Report for 2003 (as of September 30, 2002) relative to the 134th Fiscal Period; original prepared and distributed in the Japanese language which is not attached hereto as the Semi-Annual Report referred to in (2) below is the English translation of (1) (except that (1) does not include the charts which are indicated in U.S. dollars);

(2)	Semi-Annual Report 2003 for the six-month period ended September 30, 2002, prepared in the English language, which is attached hereto and constitutes a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            KOMATSU LTD.
                (Registrant)

Date: December 27, 2002	By: /s/ KENJI KINOSHITA
Kenji Kinoshita Executive Officer

KOMATSU

# Semi-Annual Report 2003

April 1, 2002 – September 30, 2002

Quality you can rely on



## To Our Shareholders

We are pleased to report our business results for the six-month period ended September 30, 2002. Recovery of profitability and the upturn of our business performance is our most important management task during the current fiscal year. To accomplish this task, we have pressed on with our Reform of Business Structure project, centering on the reduction of fixed costs, sizeable cutbacks in production costs and acceleration of our New Growth Strategy for the Construction and Mining Equipment Business.

As a result, while the business environment for us became tougher, we were able to substantially improve our business from the previous six-month period, making the first step toward a V-shaped recovery.

### [Interim Results]

In the construction and mining equipment business, China and the Middle East generated high growth in demand. Market demand in Southeast Asia also sustained momentum. Meanwhile, demand declined in the major markets of Japan, North America and Europe from the corresponding period a year ago.

Under these conditions, our overseas customers gave high marks to our new GALEO-series construction equipment, which we first launched in Japan last year. The result was an expansion in market shares, including in North America and Europe. In addition to the growing Chinese and Southeast Asian markets, we also expanded sales of our construction equipment in the Middle East and Africa, where we have maintained our advantage as a full-line manufacturer over competitors.

As a result, while global demand for construction and mining equipment declined, we successfully increased sales from the corresponding period last year and achieved a significant improvement in operating income for the interim period, which was also supported by the benefits of reduced fixed costs.

In the electronics business, having removed major risks by recording impairment losses on fixed assets in the previous fiscal year, we proactively promoted reinforcement of the management structure for each unit for self-driven reconstruction during the interim period under review.

When the semiconductor market recovered in the early part of the interim period, Komatsu Electronic Metals Co., Ltd. improved earnings substantially by increasing the ratio of prime wafers* for Formosa Komatsu Silicon Corporation, while heightening product competitiveness mainly for 200mm wafers and enhancing productivity. Advanced Silicon Materials LLC in the United States has consolidated production at its Butte Plant and engaged in exclusive production of high-value-added polycrystalline silicon for semiconductors and monosilane gas, thereby facilitating the transformation of its earnings structure. Meanwhile, sales of Komatsu Electronics, Inc. were sluggish, reflecting continued restraints on capital investment by the telecommunications industry in the United States.

In other business segments, Komatsu Forklift Co., Ltd., the outdoor power equipment business of Komatsu Zenoah Co. and Komatsu Industries Corporation implemented aggressive sales of new products with unique features in Japan and overseas. While interim sales declined from the corresponding period last year, adversely affected by sluggish market conditions mainly in Japan, operating income expanded over the previous corresponding period, thanks in part to the benefits of reduced fixed costs.

All combined, consolidated net sales for the interim period increased 2.6% over the corresponding period last year, to ¥518.4 billion (US$4,249 million, at US$1=¥122). Earnings for the period improved substantially from the corresponding period a year earlier. Operating income for the period reached ¥14.3 billion (US$118 million), from an operating loss of ¥5.3 billion for the corresponding period last year. Similarly, pretax income totaled ¥5.6 billion (US$46 million), compared to a loss of ¥50.8 billion, and net income advanced to ¥1.8 billion (US$15 million), from a net loss of ¥42.6 billion.

On a nonconsolidated basis, net sales for the interim period decreased 4.8% from the corresponding period last year, to ¥174.4 billion (US$1,430 million), while ordinary profit improved 88.0%, to ¥4.8 billion (US$40 million), and net income reached ¥4.4 billion (US$36 million) from a net loss of ¥21.9 billion.

### [Interim Cash Dividends]

Concerning interim cash dividends to shareholders, as Komatsu works to secure internal reserves for reinvestment, it maintains a basic policy of redistributing profits by reflecting business results and taking payout ratios into account. Based on this policy, the Board of Directors set interim cash dividends for the interim period at ¥3 per share at the board meeting held on November 8, 2002.

### [Outlook for the Rest of Fiscal 2003]

Faced with growing concerns over the future of the U.S. economy, coupled with the sluggish condition of the Japanese economy and other unfavorable factors, we are projecting that the business environment for Komatsu will remain uncertain.

Against this background, we are committed to further strengthening our corporate governance to enhance the corporate value of the entire Komatsu Group. At the same

* Prime wafers are delivered to customers for actual use in semiconductor devices, not for monitoring use.

time, we are determined to focus our efforts on the following four tasks to improve Komatsu's profitability and ensure a V-shaped recovery of its business results:

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business,
2) To reinforce the base for competitiveness by reducing fixed and production costs,
3) To facilitate self-driven reconstruction of the electronics business, and
4) To promote reform based on the "Spirit of Manufacturers" concept.

Overseas demand for construction and mining equipment is on an incline toward medium- and long-term growth, although we should anticipate the ups and downs affected by changing economic and business conditions. Amid such an environment, it is crucial that Komatsu constantly enhance its product competitiveness in order to accelerate the implementation of the New Growth Strategy. As part of the reform based on the "Spirit of Manufacturers" commitment, our Development and Production divisions are taking up the challenge of developing unrivaled products with which we will overwhelm our competitors, while reinforcing our cost-competitiveness as a unified team. We are well prepared to sharpen our presence in all markets around the world as we continue to steadily launch such products.

In Japan, we are capitalizing on the structural change of the market. By accelerating the pace of developing new business models in the after-sales downstream markets, such as those for rental equipment, used equipment, parts and services, in addition to the launching of new products, we are determined to shape the construction and mining equipment business of the future.

To strengthen our cost-competitiveness, we reached a specific agreement with Hitachi Construction Machinery Co., Ltd. for collaboration in the production and joint procurement primarily of components for hydraulic excavators in October this year. We are also going to consign the production of wheel loader cabs to Volvo Construction Equipment N.V. While keeping fair competition with these alliance partners in sales and services, we are going to build on collaborative relations within a framework that will not affect our product originality but will allow us to obtain specific results from each collaboration.

While working to reduce costs at our overseas plants, we are also going to further add on the benefits of reduced fixed costs, thereby reinforcing the earnings foundation of each business.

With respect to our electronics business, we will ensure that each business unit will establish a management structure capable of meeting changes in its respective market, thereby further promoting self-driven reconstruction.

Effective October 1, 2002, Komatsu transformed Komatsu Forklift and Komatsu Zenoah, both previously listed subsidiaries, into wholly owned subsidiaries, each through a stock-for-stock exchange. We would like to ask new shareholders as a result of this move for the continuation of their previous support rendered to Komatsu Forklift and Komatsu Zenoah. Komatsu will build a highly dynamic management structure based on more unified operations in the area of construction equipment, transportation-related equipment and other machinery businesses.



*Board of Directors*
*Front row, from left: Tetsuya Katada, Satoru Anzaki, Masahiro Sakane, Toshitaka Hagiwara*
*Back row, from left: Kunihiko Komiyama, Kazuhiro Aoyagi, Kunio Noji, Toshio Morikawa*

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. During the interim period under review, we secured a foothold to upturn our business performance. To make this footing firm, all Komatsu Group employees worldwide, including those of us in management, are determined to work with collective expertise and speed on the above tasks.

On behalf of the members of the board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

December 2002



Satoru Anzaki, Chairman of the Board



Masahiro Sakane, President

# Financial Highlights

Komatsu Ltd. and subsidiaries

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively, and fiscal 2002 ended March 31, 2002*

| Consolidated | Millions of yen (except per share amounts) 2003 | 2002 | 2002 | Thousands of U.S. dollars (except per share amounts) 2003 |
|---|---|---|---|---|
| Net sales | ¥ 518,429 | ¥ 505,455 | ¥1,035,891 | $ 4,249,418 |
| Japan | 211,924 | 239,542 | 478,187 | 1,737,082 |
| Overseas | 306,505 | 265,913 | 557,704 | 2,512,336 |
| Operating income (loss) | 14,360 | (5,320) | (13,221) | 117,705 |
| Income (loss) before income taxes, minority interests and equity in earnings | 5,652 | (50,857) | (106,724) | 46,328 |
| Net income (loss) | 1,858 | (42,665) | (80,621) | 15,230 |
| Net income (loss) per share—basic | ¥ 1.95 | ¥ (44.69) | ¥ (84.46) | 1.6¢ |
| Total assets | 1,301,373 | 1,300,430 | 1,340,282 | 10,666,992 |
| Total shareholders' equity | 383,123 | 424,210 | 395,143 | 3,140,353 |
| Shareholders' equity per share | ¥ 401.87 | ¥ 444.45 | ¥ 414.02 | 329¢ |
| Capital expenditures | 34,886 | 28,690 | 74,468 | 285,951 |
| Research and development expenses | 19,374 | 21,391 | 44,083 | 158,803 |

*Notes: 1. The accompanying consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States.*

*2. The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥122 to U.S.$1, the approximate rate of exchange at September 30, 2002.*


Net Sales
(Billions of yen)
1,250
1,000
750
500
250
0
1999
2000
2001
2002
2003
Year-end
Interim


Operating Income (Loss)
(Billions of yen)
30
20
10
0
-10
-20
1999
2000
2001
2002
2003
Year-end
Interim


Net Income (Loss)
(Billions of yen)
20
0
-20
-40
-60
-80
-100
1999
2000
2001
2002
2003
Year-end
Interim

# Financial Highlights

Komatsu Ltd. and subsidiaries

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively, and fiscal 2002 ended March 31, 2002*

| | Millions of yen (except per share amounts) | | | Thousands of U.S. dollars (except per share amounts) |
|---|---|---|---|---|
| **Nonconsolidated** | ***2003*** | *2002* | *2002* | ***2003*** |
| Net sales | **¥174,491** | ¥183,367 | ¥382,908 | **$1,430,254** |
| Japan | **86,877** | 117,074 | 234,607 | **712,108** |
| Overseas | **87,613** | 66,293 | 148,301 | **718,146** |
| Operating income | **2,548** | 1,941 | 8,708 | **20,888** |
| Ordinary profit | **4,864** | 2,587 | 3,794 | **39,872** |
| Net income (loss) | **4,426** | (21,909) | (41,828) | **36,280** |
| Net income (loss) per share—basic | **¥ 4.64** | ¥ (22.85) | ¥ (43.81) | **3.8¢** |
| Dividends per share | **3.00** | 3.00 | 6.00 | **2.5¢** |
| Total assets | **676,642** | 704,622 | 685,922 | **5,546,248** |
| Total shareholders' equity | **419,515** | 445,007 | 418,818 | **3,438,651** |
| Shareholders' equity per share | **¥ 440.04** | ¥ 464.07 | ¥ 438.83 | **361¢** |
| Capital expenditures | **3,488** | 5,862 | 11,395 | **28,592** |
| Research and development expenses | **11,673** | 13,147 | 26,355 | **95,681** |

*Notes: 1. Yen figures of less than one million are omitted.*

*2. The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥122 to U.S.$1, the approximate rate of exchange at September 30, 2002.*



Net Sales
(Billions of yen)
600
500
400
300
200
100
0
1999
2000
2001
2002
2003
Year-end
Interim



Ordinary Profit
(Billions of yen)
15
12
9
6
3
0
1999
2000
2001
2002
2003
Year-end
Interim



Net Income (Loss)
(Billions of yen)
20
10
0
-10
-20
-30
-40
-50
1999
2000
2001
2002
2003
Year-end
Interim

**[Construction and Mining Equipment]**

Consolidated sales of the construction and mining equipment business totaled ¥371.3 billion (US$3,044 million) for the interim period under review, up 5.2% from the corresponding period last year. Of this amount, Japanese sales decreased 13.0%, to ¥112.7 billion (US$925 million), while overseas sales expanded 15.7%, to ¥258.5 billion (US$2,120 million).

On a nonconsolidated basis, sales for the period declined 2.7%, to ¥152.7 billion (US$1,252 million), consisting of ¥68.9 billion (US$565 million) for Japanese sales, down 26.5%, and ¥83.7 billion (US$686 million) for export sales, up 32.7% from the corresponding period last year.

In the Japanese market, demand for construction equipment continued to drop during the period. Under such a tough market environment, Komatsu broadened the product range of its GALEO-series equipment and worked to secure sufficient sales. The Company also continued its efforts to develop new demand in the downstream markets, such as the rental business, used equipment, parts and services. The Company's rental business doubled its efforts to promote the comprehensive rental of civil engineering equipment through affiliated rental companies. While accelerating export sales, particularly to Southeast Asia, Komatsu's used equipment business worked to expand earnings by stepping up collaborations with Komatsu Used Equipment Corp., a wholly owned subsidiary in charge of buying and selling used equipment, and with Komatsu distributors in Japan. During the period, Komatsu Used Equipment hosted its regular auctions, attracting many Japanese and foreign customers and enjoying better results compared to previous auctions.



*The PC1800 super-large hydraulic excavator is equipped with the VHMS (Vehicle Health Monitoring System) as a standard feature, which enables real-time, remote monitoring and analysis of the operating conditions of the machine.*

In the service business, Komatsu aggressively introduced the contract-based Komatsu All Support package, which covers a wide range of areas, from maintenance and repairs to compensation for damage caused by theft or accidents. To meet the structural change of the Japanese market, the Company also reassessed its sales operations and implemented a variety of new measures, including greater area coverage for major distributors. However, such efforts fell short of overcoming the drop in demand.

With respect to Japanese production, the Company strove to improve and strengthen its earnings structure by reducing production costs thoroughly under the Companywide Reform of Business Structure project. While buoyant exports kept Komatsu's Japanese plants busy during the period, compensating for the drop in Japanese demand, the Company's total Japanese production volume for the period declined from the corresponding period last year.

In North America, demand for construction equipment continued to slide during the interim period. Against this backdrop, Komatsu America Corp. steadily expanded its market share by

## Sales by Operation (Consolidated)

For the six months ended September 30, 2002


Others
20.0%
Electronics
8.3%
Construction and mining equipment
71.7%

For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Construction and mining equipment | ¥371,388 | ¥353,072 | $3,044,164 |
| Electronics | 43,351 | 41,048 | 355,336 |
| Others | 103,690 | 111,335 | 849,918 |
| Total | ¥518,429 | ¥505,455 | $4,249,418 |

reinforcing the sales capability of its distributors, launching its GALEO-series equipment and accelerating sales. The company also established the North American Development Division, building up its product development and support capabilities. In utility equipment, the company embarked on full-scale production of backhoe loaders at the Newberry Plant in South Carolina. While demand for mining equipment experienced a downturn during the period, from strong demand in 2001, Komatsu America Corp. sustained its total North American sales for the period at about the same level as that of the corresponding period last year, largely as a result of its emphasis on sales of large bulldozers and other equipment whose demand showed only a relatively moderate drop, as well as on repair and maintenance service contracts.

In Europe, construction equipment markets continued to decline, affected by the sluggish demand in Germany, the largest European market. However, Komatsu successfully expanded its market share and sales by launching new models centering on locally produced equipment such as wheel loaders by Komatsu Hanomag AG, hydraulic excavators by Komatsu UK Ltd. and skid steer loaders by Komatsu Utility Europe S.p.A.

In China, demand for construction equipment continued to advance briskly, and Komatsu boosted sales of hydraulic excavators centering on those made by Komatsu Shantui Construction Machinery Co., Ltd., a jointly owned company with a Chinese partner. To meet market expansion, the Company also placed further efforts on strengthening the sales and after-sales service capabilities of Komatsu distributors.

In August 2002, Komatsu raised the Komatsu Group's equity holding ratio in Komatsu Shantui Construction Machinery to 60%, transforming the company into a consolidated subsidiary of Komatsu. As a result, Komatsu is positioned to expand the business of this new subsidiary more aggressively by playing a leading role.



*The HM300 articulated dump truck has been launched in North America and other markets around the world.*

In Southeast Asia, Komatsu substantially enlarged its market share by launching a renewed model of GALEO-series equipment. Coupled with expanded sales of mining equipment in Indonesia, Komatsu boosted sales of construction and mining equipment at a rate higher than that of market demand in this region.

In the Oceania region, Komatsu enjoyed brisk sales of PC200 renewed models and expanded sales of mining equipment. As to Middle Eastern sales, the Company enjoyed outstanding growth over the corresponding period last year by capturing market expansion in the region. In Africa, in spite of falling demand, Komatsu implemented locally tailored marketing—particularly in South Africa, the largest African market—gaining substantial market shares and increased sales over the corresponding period last year. Especially in the Middle East and Africa, where market demand was strong for bulldozers, wheel loaders, dump trucks and other equipment in addition to hydraulic excavators, Komatsu capitalized on its advantages as a full-line manufacturer of construction equipment and expanded sales.

## Sales by Region (Consolidated)

For the six months ended September 30, 2002



Middle East and Africa 5.4%
Asia (excluding Japan) and Oceania 15.2%
Europe 13.8%
Americas 24.7%
Japan 40.9%

For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | ***2003*** | 2002 | ***2003*** |
| Japan | **¥211,924** | ¥239,542 | **$1,737,082** |
| Americas | **128,118** | 120,470 | **1,050,148** |
| Europe | **71,728** | 62,248 | **587,934** |
| Asia (excluding Japan) and Oceania | **78,875** | 62,252 | **646,516** |
| Middle East and Africa | **27,784** | 20,943 | **227,738** |
| Total | **¥518,429** | ¥505,455 | **$4,249,418** |

**[Electronics]**

Consolidated sales of the electronics business increased 5.6% over the corresponding interim period last year, to ¥43.3 billion (US$355 million) for the interim period under review. On a nonconsolidated basis, sales of electronics products dropped 30.1%, to ¥1.5 billion (US$13 million) for the interim period, despite the new network information terminal and LAN peripheral launched during the period.

Komatsu Electronic Metals Co., Ltd. continued its efforts to secure profits and improve its corporate strength. While reinforcing the product competitiveness of 200mm silicon wafers, the main product of the company, and undertaking aggressive sales activities in Japan and abroad, the company worked to reorganize its production system for discrete wafers during the period. As a result, Komatsu Electronic Metals increased consolidated sales for the period to ¥32.5 billion (US$267 million), thanks in part to recovered demand in the first half part of the interim period. In terms of earnings, the company posted ordinary profit of ¥1.2 billion (US$10 million), returning to the black. Anticipating future market expansion, the company also took phased steps forward to reinforce its production capability for 300mm wafers as scheduled. The company plans to increase its monthly production capacity of 300mm wafers to 45,000 pieces by fiscal 2006.



*Komatsu Electronic Metals constantly works to enhance its product competitiveness. Shown here is our researcher working with a wafer flatness analyzer*

Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, continued its efforts to further penetrate the market in not only Taiwan but also China and Southeast Asia, while working to enhance its production efficiency. As a result, the subsidiary improved the ratio of prime wafers and reduced the amount of loss considerably.

Advanced Silicon Materials LLC (ASiMI) consolidated production at the end of the previous six-month period, based on its assessment that it would take a long time for the present supply-and-demand gap for polycrystalline silicon to be resolved. And ASiMI worked to convert its earnings structure by focusing its production on high-value-added products such as FZ rods and monosilane gas and improving their productivity. As a result, sales for the period remained at about the same level as that of the previous corresponding period, while the amount of loss was substantially reduced from the previous six-month period.

In September this year, ASiMI established Solar Grade Silicon LLC, a 50-50 joint venture with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS of Norway. Solar Grade Silicon will produce polycrystalline silicon for solar applications at the Moses Lake Plant, which was contributed by ASiMI as an investment in kind. Renewable Energy Corporation plans to finance the joint venture's technology development program and a majority of their working capital requirements. ASiMI plans to steadily reduce its equity holdings in the joint venture in the future, cutting back its holding ratio to 25% in three years.

As for Komatsu Electronics, Inc., sales of thermoelectric modules fell, adversely affected by continued restraint in investment in telecommunication facilities in North America. As a result, earnings declined from the corresponding period last year.

## Sales by Operation (Nonconsolidated)

For the six months ended September 30, 2002



Others
11.6%
Electronics
0.9%
Construction and mining equiupment
87.5%

For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | ***2003*** | *2002* | ***2003*** |
| Construction and mining equipment | **¥152,707** | ¥156,958 | **$1,251,700** |
| Electronics | **1,583** | 2,266 | **12,983** |
| Others | **20,199** | 24,142 | **165,571** |
| Total | **¥174,491** | ¥183,367 | **$1,430,254** |

**[Others]**

Consolidated sales from other businesses totaled ¥103.6 billion (US$850 million) for the interim period, down 6.9% from the previous corresponding period. Nonconsolidated sales for the period decreased 16.3%, to ¥20.1 billion (US$166 million).

Komatsu's nonconsolidated business of large presses faced further intensified competition with Japanese and foreign press builders against the backdrop of a growing shift to offshore production by Japanese automobile and automotive parts manufacturers as well as a worldwide restructuring of the industry. Under such an environment, the amount of facilities investment by the automobile manufacturing industry also declined, and Komatsu's sales of large presses for the period decreased from the previous corresponding period. Meanwhile, sales to Japan's Defense Agency remained strong with a slight decline from the corresponding period last year.





*Komatsu Zenoah's EZ Start brushcutters and Komatsu Forklift's LEO-NXT-series engine-driven forklift trucks have enjoyed high praise from customers.*

Komatsu Industries Corporation made concerted efforts to implement proposal-oriented sales centering on products with unique features, such as the H1F and H2F Hybrid AC Servo Press Series, while building up its overseas business. Although sales of sheet metal machinery decreased, sales of medium-sized presses and services continued to expand. As a result, the company posted profits for the period at about the same level as that of the corresponding period last year.

Komatsu Forklift Co., Ltd. launched Japanese sales of renewed models of engine-driven forklift trucks, its stronghold product line, under the LEO-NXT series. The company carried out aggressive sales activities for the LEO-NXT, which features enhanced handling and traveling capabilities, as well as the battery-driven ARION Plus series. As a result, while Japanese demand for forklift trucks fell considerably, the company sustained sales for the period at a minimal decline.

Overseas, while demand dropped in the United States, the largest market in the world, the company worked to secure sufficient sales volume and increased its market share there. While European sales declined against the backdrop of sluggish market conditions, Chinese, Southeast Asian and Middle Eastern sales expanded. As a result, total overseas sales of forklift trucks were at about the same level as that of the corresponding period last year. Consolidated sales of Komatsu Forklift totaled ¥44.1 billion (US$362 million) for the period, registering a slight decline from the previous corresponding period. However, ordinary profit improved to ¥0.8 billion (US$7 million), thanks in part to benefits of reduced fixed costs.

Komatsu Zenoah Co. advanced sales of outdoor equipment centering on EZ Start brushcutters and chainsaws, which feature significantly improved ignition. However, sales of ecology-oriented products such as chipper-shredders declined, falling short of covering a drop in demand. Overseas, U.S. sales of outdoor equipment decreased due to inventory adjustments as affected by the drought and other factors. Meanwhile, European and Chinese sales of brushcutters, OEM-based hobby engines and other products were buoyant, contributing to an increase in overseas sales over the previous corresponding period. As a result, total sales of agricultural and forestry equipment increased to ¥6.5 billion (US$53 million) in the period under review.

## Sales by Region (Nonconsolidated)

For the six months ended September 30, 2002


Middle East and Africa 8.6%
Asia (excluding Japan) and Oceania 12.8%
Japan 49.8%
Europe 13.0%
Americas 15.8%

For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | ***2003*** | 2002 | ***2003*** |
| Japan | **¥ 86,877** | ¥117,074 | **$ 712,108** |
| Americas | **27,580** | 20,000 | **226,065** |
| Europe | **22,770** | 17,253 | **186,639** |
| Asia (excluding Japan) and Oceania | **22,329** | 17,948 | **183,024** |
| Middle East and Africa | **14,935** | 11,091 | **122,418** |
| Total | **¥174,491** | ¥183,367 | **$1,430,254** |

## Launching GALEO-Series Equipment Worldwide

During the interim period under review, Komatsu further expanded launchings of its GALEO-series construction equipment. In addition to imports from Japan, Komatsu's overseas plants began local production of new and renewed models of main products. With the sales of both imports from Japan and locally produced models, Komatsu has been working to enhance its market share and improve profits overseas.



*The new WA470 wheel loader from Komatsu Hanomag AG*



*PT Komatsu Indonesia introduces its PC2000 hydraulic excavator.*

## Bringing IT-Based, New Products to Customers

As part of its solutions-based business efforts, Komatsu embarked on sales of the Komatsu All Support contract package in Japan in May this year. As well as covering maintenance and repair, this package compensates owners for any damage from theft or accidents. Komatsu also began sales of single-unit KOMTRAX information terminal kits and theft prevention kits. Designed for equipment already owned and operated by customers, these kits enable them to remotely monitor the condition of their machines and minimize the risk of theft, respectively.

KOMATSU ALL SUPPORT



*Bird's-eye view of the new training center in Catersville, Georgia*

## Establishing a State-of-the-Art Training Facility for North American Customers

In May 2002, Komatsu America Corporation opened a new training facility for its distributors and customers in Catersville, Georgia. Keeping a harmonious balance with its nature-rich surroundings, this state-of-the-art facility set on a vast area of about 210,000 square meters (520 acres) houses lecture rooms and a field training area. In addition, it offers a distance learning system through the Internet and satellite TV for customers who cannot attend the training program due to distance or other reasons.

## Transforming Komatsu Shantui Construction Machinery into a Subsidiary

In August 2002, Komatsu increased its equity holding ratio in Komatsu Shantui Construction Machinery Co., Ltd., a joint-venture manufacturing and sales company for construction equipment in China, transforming the company into a subsidiary. This move is designed to better position Komatsu to maintain a leadership role in the management of Komatsu Shantui Construction Machinery and aggressively expand this subsidiary's business in the Chinese market, which has sustained strong growth. At the same time, Komatsu and Shantui Construction Machinery Co., Ltd., the partners of this joint venture, are planning to work together to expand the production of parts and components for hydraulic excavators at the latter's facilities.



*Komatsu Shantui Construction Machinery and its assembly line for hydraulic excavators*

## Komatsu Cummins Engine Scoring Cumulative Production of 100,000 Units of the Cummins B-Series Engine

Komatsu Cummins Engine Co., Ltd., a joint-venture manufacturer of diesel engines with Cummins Inc., has achieved cumulative production of 100,000 units of the Cummins B-Series engine. The joint venture has been producing this engine since November 1995 based on Cummins' basic design. These B-Series engines have been mounted on Komatsu's main construction equipment, including hydraulic excavators. They are also sold extensively worldwide by Cummins Inc.


KOMATSU
PC
200
KOMATSU

*The Cummins B-Series engine produced by Komatsu Cummins Engine powers our flagship PC200 hydraulic excavators.*

## Reaching Basic Agreement with Hitachi Construction Machinery for Collaboration in Production and Procurement

Komatsu and Hitachi Construction Machinery Co., Ltd. have been discussing a wide range of measures to enhance cost-competitiveness through reduction of production costs centering on cross supply and joint procurement of components for construction and mining equipment. As part of their ongoing efforts, the two companies have recently reached a basic agreement that calls for collaboration in six matters, including common design and cross supply of undercarriages for super-large and mini hydraulic excavators as well as joint procurement of undercarriage parts for hydraulic excavators in China, where market demand is expanding rapidly. By positioning this agreement as the first step of their collaboration, Komatsu and Hitachi Construction Machinery will continue to build on other collaborative arrangements beneficial to both.

# Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and subsidiaries

*As of September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| **ASSETS** | | | |
| Current assets | | | |
| Cash and cash equivalents | **¥ 56,396** | ¥ 29,138 | **$ 462,262** |
| Time deposits | **682** | 2,764 | **5,590** |
| Trade notes and accounts receivable, less allowance for doubtful receivables | **308,069** | 342,228 | **2,525,156** |
| Inventories | **260,451** | 253,713 | **2,134,844** |
| Other current assets | **102,534** | 102,195 | **840,443** |
| Total current assets | **728,132** | 730,038 | **5,968,295** |
| Investments | **63,393** | 83,483 | **519,615** |
| Property, plant and equipment—less accumulated depreciation | **415,698** | 397,665 | **3,407,361** |
| Other assets | **94,150** | 89,244 | **771,721** |
| Total | **¥1,301,373** | ¥1,300,430 | **$10,666,992** |
| | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Current liabilities | | | |
| Short-term debt (including current maturities of long-term debt) | **¥ 180,626** | ¥ 191,595 | **$ 1,480,541** |
| Trade notes and accounts payable | **176,157** | 178,308 | **1,443,910** |
| Income taxes payable | **4,594** | 4,584 | **37,655** |
| Other current liabilities | **117,851** | 134,051 | **965,992** |
| Total current liabilities | **479,228** | 508,538 | **3,928,098** |
| Long-term liabilities | **389,786** | 321,564 | **3,194,967** |
| Minority interests | **49,236** | 46,118 | **403,574** |
| Shareholders' equity | | | |
| Common stock | **67,870** | 67,870 | **556,312** |
| Capital surplus | **117,439** | 117,439 | **962,615** |
| Retained earnings: | | | |
| Appropriated for legal reserve | **20,605** | 20,859 | **168,893** |
| Unappropriated | **209,550** | 251,121 | **1,717,623** |
| Accumulated other comprehensive income (loss) | **(28,947)** | (30,167) | **(237,270)** |
| Treasury stock | **(3,394)** | (2,912) | **(27,820)** |
| Total shareholders' equity | **383,123** | 424,210 | **3,140,353** |
| Total | **¥1,301,373** | ¥1,300,430 | **$10,666,992** |
| Accumulated other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | **¥ (18,000)** | ¥ (23,022) | **$ (147,541)** |
| Net unrealized holding gains on securities available for sale | **2,781** | 3,741 | **22,795** |
| Pension liability adjustments | **(11,876)** | (10,518) | **(97,344)** |
| Net unrealized gains (losses) on derivative instruments | **(1,852)** | (368) | **(15,180)** |

*Note: The translations of Japanese yen amounts into United States dollar amounts are included solely for convenience and have been made at the rate of ¥122 to U.S.$1, the approximate rate of exchange at September 30, 2002.*

# Consolidated Statements of Income and Unappropriated Retained Earnings (Unaudited)

Komatsu Ltd. and subsidiaries

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| **Revenues** | | | |
| Net sales | **¥518,429** | ¥505,455 | **$4,249,418** |
| Interest and other income | **7,753** | 15,993 | **63,549** |
| Total | **526,182** | 521,448 | **4,312,967** |
| **Costs and expenses** | | | |
| Cost of sales | **384,909** | 381,666 | **3,154,992** |
| Selling, general and administrative | **119,160** | 129,109 | **976,721** |
| Interest | **7,117** | 9,045 | **58,336** |
| Other | **9,344** | 52,485 | **76,590** |
| Total | **520,530** | 572,305 | **4,266,639** |
| **Income (loss) before income taxes, minority interests and equity in earnings** | **5,652** | (50,857) | **46,328** |
| **Income taxes** | **2,611** | (5,502) | **21,401** |
| **Minority interests in income (loss) of consolidated subsidiaries** | **(1,123)** | 2,123 | **(9,205)** |
| **Equity in earnings of affiliated companies** | **205** | 567 | **1,680** |
| **Income (loss) before cumulative effect of change in accounting principle** | **2,123** | (42,665) | **17,402** |
| **Cumulative effect of change in accounting principle** | **(265)** | — | **(2,172)** |
| **Net income (loss)** | **1,858** | (42,665) | **15,230** |
| Unappropriated retained earnings at beginning of the period | **210,309** | 300,499 | **1,723,844** |
| Decrease resulting from the change of fiscal year for certain consolidated subsidiaries | **—** | (3,705) | **—** |
| Cash dividends paid | **(2,864)** | (2,867) | **(23,475)** |
| Transfer to retained earnings appropriated for legal reserve | **247** | (141) | **2,024** |
| Retirement of treasury stock | **—** | — | **—** |
| Unappropriated retained earnings at end of the period | **¥209,550** | ¥251,121 | **$1,717,623** |

| | Yen | | U.S. cents |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| Net income (loss) per share: | | | |
| Basic | **¥1.95** | ¥(44.69) | **1.6¢** |
| Diluted | **—** | — | **—** |
| Dividends per share | **3.00** | 3.00 | **2.5** |

*Notes: 1. Based on the Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income," the aggregated net loss for the six months ended September 30, 2002 and 2001, was ¥8,696 million (US$71,279 thousand) and ¥53,075 million, respectively.*

*2. Effective April 1, 2002, the Company adopted SFAS No. 141, "Business Combination" and SFAS No. 142, "Goodwill and Other Intangible Assets."*

# Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and subsidiaries

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| **Operating activities** | | | |
| Net income (loss) | **¥ 1,858** | ¥(42,665) | **$ 15,230** |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | **33,411** | 31,474 | **273,861** |
| Provision (reversal) for deferred income taxes | **446** | (8,631) | **3,656** |
| Net loss (gain) from marketable securities and investments | **(1,731)** | 5,756 | **(14,189)** |
| Gain on sales of property | **(271)** | (1,430) | **(2,221)** |
| Loss on disposal or sale of fixed assets | **1,232** | 1,065 | **10,098** |
| Impairment loss on long-lived assets | **—** | 38,394 | **—** |
| Provision (reversal) for pension and postretirement benefits—net | **(32,524)** | (2,464) | **(266,590)** |
| Changes in assets and liabilities: | | | |
| Decrease (increase) in trade receivables | **32,555** | 45,219 | **266,844** |
| Decrease (increase) in inventories | **(706)** | 10,177 | **(5,787)** |
| Increase (decrease) in trade payables | **(14,182)** | (32,278) | **(116,246)** |
| Increase (decrease) in income taxes payable | **(2,001)** | (5,360) | **(16,402)** |
| Other—net | **(7,298)** | 2,536 | **(59,820)** |
| Net cash provided by operating activities | **10,789** | 41,793 | **88,434** |
| **Investing activities** | | | |
| Capital expenditures | **(39,471)** | (24,316) | **(323,533)** |
| Proceeds from sales of property | **1,756** | 7,128 | **14,393** |
| Proceeds from sales of marketable securities and investments | **6,134** | 1,313 | **50,279** |
| Purchases of marketable securities and investments | **(1,476)** | (741) | **(12,098)** |
| Acquisition or sale of subsidiaries—net | **5,300** | — | **43,443** |
| Collection of loan receivables | **11,356** | 2,960 | **93,082** |
| Disbursement of loan receivables | **(11,123)** | (4,290) | **(91,172)** |
| Decrease (increase) in time deposits | **313** | (1,655) | **2,565** |
| Net cash used in investing activities | **(27,211)** | (19,601) | **(223,041)** |
| **Financing activities** | | | |
| Proceeds from long-term debt | **115,100** | 35,618 | **943,442** |
| Repayments on long-term debt | **(46,314)** | (25,258) | **(379,623)** |
| Increase (decrease) in short-term debt | **(32,239)** | (39,899) | **(264,254)** |
| Repayments of capital lease obligations | **(5,479)** | (2,446) | **(44,910)** |
| Sales (repurchase) of common stock—net | **(460)** | 201 | **(3,770)** |
| Dividends paid | **(2,864)** | (2,867) | **(23,475)** |
| Net cash provided by (used in) financing activities | **27,744** | (34,651) | **227,410** |
| **Effect of exchange rate change on cash and cash equivalents** | **(318)** | 19 | **(2,607)** |
| **Net increase (decrease) in cash and cash equivalents** | **11,004** | (12,440) | **90,196** |
| **Cash and cash equivalents, beginning of period** | **45,392** | 39,760 | **372,066** |
| **Adjustments for change of fiscal period on consolidated subsidiaries** | **—** | 1,818 | **—** |
| **Cash and cash equivalents, end of period** | **¥ 56,396** | ¥ 29,138 | **$462,262** |

# Consolidated Business Information (Unaudited)

Komatsu Ltd. and subsidiaries

*As of September 30, 2002 and 2001 as well as for the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

## Information by business unit

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| **Net sales:** | | | |
| Construction and mining equipment | **¥ 374,301** | ¥ 356,892 | **$ 3,068,041** |
| Electronics | **43,414** | 41,199 | **355,852** |
| Others | **121,955** | 125,683 | **999,632** |
| Total | **539,670** | 523,774 | **4,423,525** |
| Corporate and elimination | **(21,241)** | (18,319) | **(174,107)** |
| Consolidated | **¥ 518,429** | ¥ 505,455 | **$ 4,249,418** |
| **Operating income (loss):** | | | |
| Construction and mining equipment | **¥ 13,622** | ¥ 282 | **$ 111,656** |
| Electronics | **(46)** | (4,850) | **(377)** |
| Others | **2,840** | 2,390 | **23,278** |
| Total | **16,416** | (2,178) | **134,557** |
| Corporate and elimination | **(2,056)** | (3,142) | **(16,852)** |
| Consolidated operating income (loss) | **14,360** | (5,320) | **117,705** |
| Interest and other income | **7,753** | 15,993 | **63,549** |
| Interest expense | **7,117** | 9,045 | **58,336** |
| Other expenses | **9,344** | 52,485 | **76,590** |
| Consolidated income (loss) before income taxes | **¥ 5,652** | ¥ (50,857) | **$ 46,328** |
| **Identifiable assets:** | | | |
| Construction and mining equipment | **¥ 853,190** | ¥ 836,855 | **$ 6,993,361** |
| Electronics | **173,414** | 186,226 | **1,421,426** |
| Others | **227,869** | 241,184 | **1,867,779** |
| Total | **1,254,473** | 1,264,265 | **10,282,566** |
| Corporate and elimination | **46,900** | 36,165 | **384,426** |
| Consolidated | **¥1,301,373** | ¥1,300,430 | **$10,666,992** |
| **Depreciation and amortization:** | | | |
| Construction and mining equipment | **¥ 21,090** | ¥ 18,051 | **$ 172,869** |
| Electronics | **7,235** | 9,092 | **59,303** |
| Others | **3,933** | 3,772 | **32,238** |
| Total | **32,258** | 30,915 | **264,410** |
| Corporate and elimination | **—** | 14 | **—** |
| Consolidated | **¥ 32,258** | ¥ 30,929 | **$ 264,410** |
| **Capital expenditures:** | | | |
| Construction and mining equipment | **¥ 23,568** | ¥ 20,241 | **$ 193,180** |
| Electronics | **5,095** | 2,843 | **41,762** |
| Others | **6,223** | 5,606 | **51,009** |
| Consolidated | **¥ 34,886** | ¥ 28,690 | **$ 285,951** |

## Geographic Information

Net sales recognized by sales destination for the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Japan | ¥211,924 | ¥239,542 | $1,737,082 |
| Americas | 128,118 | 120,470 | 1,050,148 |
| Europe | 71,728 | 62,248 | 587,934 |
| Asia (excluding Japan) and Oceania | 78,875 | 62,252 | 646,516 |
| Middle East and Africa | 27,784 | 20,943 | 227,738 |
| Consolidated | ¥518,429 | ¥505,455 | $4,249,418 |

Net sales recognized by geographic origin and long-lived assets at September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| **Net sales:** | | | |
| Japan | ¥260,179 | ¥280,025 | $2,132,615 |
| U.S.A. | 131,364 | 125,362 | 1,076,754 |
| Europe | 64,817 | 53,401 | 531,287 |
| Others | 62,069 | 46,667 | 508,762 |
| Total | ¥518,429 | ¥505,455 | $4,249,418 |
| **Long-lived assets:** | | | |
| Japan | ¥315,983 | ¥316,528 | $2,590,025 |
| U.S.A. | 109,022 | 103,072 | 893,623 |
| Europe | 13,211 | 10,941 | 108,287 |
| Others | 32,972 | 31,012 | 270,262 |
| Total | ¥471,188 | ¥461,553 | $3,862,197 |

*Note: No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer during the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002.*

## Information by Region

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| **Net sales:** | | | |
| Japan | ¥ 339,091 | ¥ 336,342 | $ 2,779,434 |
| Americas | 137,953 | 133,174 | 1,130,762 |
| Europe | 69,550 | 57,967 | 570,082 |
| Others | 66,051 | 49,555 | 541,402 |
| Elimination | (94,216) | (71,583) | (772,262) |
| Consolidated | ¥ 518,429 | ¥ 505,455 | $ 4,249,418 |
| **Operating income (loss):** | | | |
| Japan | ¥ 10,043 | ¥ (1,311) | $ 82,320 |
| Americas | 107 | (2,390) | 877 |
| Europe | 1,707 | 1,388 | 13,992 |
| Others | 3,122 | (420) | 25,590 |
| Corporate and elimination | (619) | (2,587) | (5,074) |
| Consolidated | ¥ 14,360 | ¥ (5,320) | $ 117,705 |
| **Identifiable assets:** | | | |
| Japan | ¥ 943,187 | ¥ 971,306 | $ 7,731,041 |
| Americas | 328,263 | 314,375 | 2,690,680 |
| Europe | 87,198 | 78,157 | 714,738 |
| Others | 112,955 | 95,352 | 925,861 |
| Corporate assets and elimination | (170,230) | (158,760) | (1,395,328) |
| Consolidated | ¥1,301,373 | ¥1,300,430 | $10,666,992 |

**Overseas sales:**

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Americas | ¥128,118 | ¥120,470 | $1,050,148 |
| Europe | 71,728 | 62,248 | 587,934 |
| Others | 106,659 | 83,195 | 874,254 |
| Total | 306,505 | 265,913 | 2,512,336 |
| Consolidated | ¥518,429 | ¥505,455 | $4,249,418 |

*Notes: 1. Overseas sales represent the sales of the Company and consolidated subsidiaries generated in all countries and regions of the world except for Japan.*
*2. Regions are categorized depending on geographical proximity.*
*3. Major regions for the geographical categories are as follows:*
*(1) Americas: the United States*
*(2) Europe: Germany and the United Kingdom*
*(3) Others: China, Australia and Southeast Asia*

# Nonconsolidated Balance Sheets

Komatsu Ltd.

*As of September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| **Assets** | | | |
| Current assets | ¥301,555 | ¥307,449 | $2,471,764 |
| Cash on hand and in banks | 28,156 | 8,430 | 230,792 |
| Notes receivable | 5,351 | 7,200 | 43,864 |
| Accounts receivable—trade | 124,609 | 150,589 | 1,021,385 |
| Finished products | 24,985 | 26,033 | 204,801 |
| Materials and supplies | 1,863 | 2,062 | 15,274 |
| Work in process | 28,266 | 24,841 | 231,689 |
| Prepaid expenses | 832 | 1,165 | 6,821 |
| Deferred income taxes—current | 19,247 | 11,016 | 157,765 |
| Short-term loans receivable | 63,060 | 68,743 | 516,893 |
| Other current assets | 11,307 | 12,584 | 92,687 |
| Allowance for doubtful receivables | (6,125) | (5,219) | (50,209) |
| Fixed assets | 375,087 | 397,173 | 3,074,484 |
| Tangible fixed assets | 130,112 | 140,818 | 1,066,494 |
| Buildings | 43,606 | 46,784 | 357,430 |
| Structures | 8,358 | 8,783 | 68,512 |
| Machinery and equipment | 26,525 | 29,784 | 217,426 |
| Vehicles and delivery equipment | 229 | 240 | 1,881 |
| Tools, furniture and fixtures | 6,685 | 7,973 | 54,801 |
| Land | 44,442 | 46,402 | 364,279 |
| Construction in progress | 264 | 849 | 2,165 |
| Intangible fixed assets | 10,851 | 11,654 | 88,950 |
| Utility rights | 179 | 179 | 1,475 |
| Software | 10,613 | 11,409 | 86,999 |
| Other intangible assets | 58 | 65 | 477 |
| Investments and miscellaneous assets | 234,122 | 244,700 | 1,919,040 |
| Investment securities | 39,069 | 52,225 | 320,242 |
| Security and other investments in subsidiaries | 198,970 | 177,209 | 1,630,902 |
| Long-term loans receivable | 5,160 | 4,604 | 42,303 |
| Noncurrent prepaid expenses | 1,014 | 702 | 8,314 |
| Deferred income taxes—noncurrent | 32,650 | 25,567 | 267,627 |
| Treasury stock | — | 2,373 | — |
| Other investments | 7,623 | 4,838 | 62,485 |
| Allowance for doubtful receivables | (3,411) | (437) | (27,965) |
| Allowance for investments valuation | (46,953) | (22,383) | (384,869) |
| Total assets | ¥676,642 | ¥704,622 | $5,546,248 |

*Notes: 1. Yen figures of less than one million are omitted.*

*2. Accumulated depreciation of tangible fixed assets*

*2003: ¥299,707 million 2002: ¥299,956 million*

*3. Net income (loss) per share (using the number of outstanding shares at end of interim period)*

*2003: ¥4.64 2002: ¥(22.85)*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| **Liabilities and shareholders' equity** | | | |
| Current liabilities | ¥104,677 | ¥134,909 | $ 858,009 |
| Notes payable—trade | 2,711 | 3,588 | 22,227 |
| Accounts payable—trade | 58,155 | 70,655 | 476,682 |
| Short-term loans payable | 7,505 | 9,141 | 61,523 |
| Accounts payable | 19,959 | 31,183 | 163,603 |
| Accrued corporation taxes, etc | 419 | 300 | 3,436 |
| Advances received | 2,417 | 800 | 19,816 |
| Deferred profit on installment sales | 2,923 | 5,692 | 23,964 |
| Accrued bonuses | 3,673 | 4,903 | 30,107 |
| Warranty reserve | 4,712 | 4,144 | 38,623 |
| Other current liabilities | 2,199 | 4,499 | 18,029 |
| Long-term liabilities | 152,449 | 124,705 | 1,249,588 |
| Bonds | 92,447 | 62,447 | 757,762 |
| Long-term loans payable | 47,500 | 27,045 | 389,344 |
| Liabilities for severance payments | 10,748 | 33,374 | 88,101 |
| Liabilities for postretirement benefits | 1,051 | 1,040 | 8,618 |
| Other long-term liabilities | 702 | 796 | 5,762 |
| Total liabilities | 257,126 | 259,614 | 2,107,597 |
| Shareholders' equity | | | |
| Capital | 70,120 | 70,120 | 574,759 |
| Common stock | 70,120 | 70,120 | 574,759 |
| Additional paid-in capital | 109,337 | 109,337 | 896,209 |
| Capital surplus | 109,337 | 109,337 | 896,209 |
| Retained earnings | 238,693 | 259,912 | 1,956,501 |
| Legal reserves | 18,029 | 18,029 | 147,782 |
| Reserve for special depreciation | 123 | 168 | 1,014 |
| Reserve for losses on overseas investments | 1 | 1 | 10 |
| Reserve for advanced depreciation deduction | 15,111 | 15,068 | 123,867 |
| Reserve for special advanced depreciation account | 4,288 | — | 35,152 |
| General reserve | 180,359 | 230,359 | 1,478,352 |
| Unappropriated retained earnings (losses) | 20,779 | (3,714) | 170,324 |
| Net income (loss) for interim period | 4,426 | (21,909) | 36,280 |
| Unrealized gains on revaluation, net of tax effect | 4,217 | 5,637 | 34,572 |
| Unrealized gains on revaluation, net of tax effect | 4,217 | 5,637 | 34,572 |
| Treasury Stock | (2,853) | — | (23,391) |
| Treasury Stock | (2,853) | — | (23,391) |
| Total shareholders' equity | 419,515 | 445,007 | 3,438,651 |
| Total liabilities and shareholders' equity | ¥676,642 | ¥704,622 | $5,546,248 |

## Nonconsolidated Statements of Income and Unappropriated Retained Earnings

Komatsu Ltd.

*For the six months ended September 30, 2002 and 2001, of fiscal 2003 and 2002, respectively*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | **2003** | 2002 | **2003** |
| **Ordinary profits and losses** | | | |
| Operating profits and losses | | | |
| Operating income | | | |
| Net sales | **¥174,491** | ¥183,367 | **$1,430,254** |
| Operating expenses | **171,942** | 181,426 | **1,409,366** |
| Cost of sales | **131,720** | 137,347 | **1,079,678** |
| Deferred profit on installment sales | **(1,199)** | (4,079) | **(9,830)** |
| Selling, general and administrative expenses | **41,421** | 48,158 | **339,517** |
| Operating income | **2,548** | 1,941 | **20,888** |
| Nonoperating profits and losses | | | |
| Nonoperating income | **6,828** | 6,298 | **55,972** |
| Interest and dividend income | **5,850** | 4,691 | **47,958** |
| Other nonoperating income | **977** | 1,606 | **8,014** |
| Nonoperating expenses | **4,512** | 5,652 | **36,988** |
| Interest expenses | **938** | 927 | **7,689** |
| Other nonoperating expenses | **3,574** | 4,724 | **29,299** |
| Ordinary profit | **4,864** | 2,587 | **39,872** |
| **Special profits and losses** | | | |
| Special income | **2,074** | 1,685 | **17,005** |
| Proceeds from sale of land | **0** | 1,097 | **3** |
| Profit on sale of investment securities | **2,072** | 588 | **16,989** |
| Profit on sale of shares of subsidiaries | **1** | — | **12** |
| Special losses | **2,389** | 44,116 | **19,587** |
| Loss from sale of land | **—** | 57 | **—** |
| Valuation loss of investment securities | **618** | 4,526 | **5,072** |
| Valuation loss of shares of subsidiaries | **—** | 24,376 | **—** |
| Deferred allowance of securities investment valuation | **1,770** | 15,155 | **14,515** |
| Income (loss) before income taxes | **4,549** | (39,843) | **37,289** |
| Corporate, residential and business taxes | **26** | 26 | **213** |
| Deferred income tax expense | **97** | (17,959) | **796** |
| Net income (loss) for interim period | **4,426** | (21,909) | **36,280** |
| Unappropriated retained earnings at beginning of the period | **16,353** | 18,195 | **134,044** |
| Unappropriated retained earnings (losses) at end of the period | **¥ 20,779** | ¥ (3,714) | **$ 170,324** |

*Note: Yen figures of less than one million are omitted.*

# Directors and Officers

*As of October 31, 2002*

## Board of Directors

**Satoru Anzaki**
Chairman of the Board

**Masahiro Sakane***
President

**Toshitaka Hagiwara***
Executive Vice President
Assistant to President, Supervising Corporate Administration, Related Businesses, and Management Structure Reform

**Kazuhiro Aoyagi***
Executive Managing Director
President, Construction & Mining Equipment Marketing Division

**Kunio Noji***
Managing Director
President, Production Division
Supervising e-KOMATSU

**Kunihiko Komiyama***
Managing Director
General Manager
Corporate Planning
Supervising Engines & Hydraulics Business

**Tetsuya Katada**
Director
Counselor

**Toshio Morikawa**
Director
Advisor, Sumitomo Mitsui Banking Corporation

## Statutory Auditors

**Norimichi Kitagawa**
Standing Auditor

**Masafumi Kanemoto**
Standing Auditor

**Masahiro Yoshiike**
Auditor
President, The Taiyo Mutual Life Insurance Corporation

**Takaharu Dohi**
Auditor

## Executive Officers

**Naomi Anesaki**
Senior Executive Officer
Supervising Compliance, General Affairs, Defense Systems, and Environment & Safety Management

**Teruo Nakahara**
Senior Executive Officer
President, Development Division

**Kota Hoshino**
Executive Officer
President, Engines & Hydraulics Business Division

**Susumu Isoda**
Executive Officer
President, Procurement Division
Vice President, Production Division

**Teruo Nagayasu**
Executive Officer
Vice President, Construction & Mining Equipment Marketing Division, and General Manager, Customer Support

**Masahiro Yoneyama**
Executive Officer
Deputy General Manager
Corporate Planning

**Shigeki Fujimori**
Executive Officer
President, Defense Systems Division

**Munenori Nakao**
Executive Officer
Vice President, Construction & Mining Equipment Marketing Division, and General Manager, Recycling & Systems Development
Supervising Corporate Communications

**Yasuo Suzuki**
Executive Officer
President, Industrial Machinery Division

**Yuji Watanabe**
President
GIGAPHOTON INC.
Advisor, Corporate Planning

**Kenji Kinoshita**
Executive Officer
CFO

**Makoto Nakamura**
Executive Officer
President, e-KOMATSU Division

**Hiroshi Suzuki**
Executive Officer
General Manager, Underground Machinery Business, Construction & Mining Equipment Marketing Division

**Mamoru Hironaka**
Executive Officer
Vice President, Development Division

**Masao Fuchigami**
Executive Officer
President, Research Division

**Masayuki Sato**
Executive Officer
Oyama Plant Manager, Engines & Hydraulics Business Division

**Taizo Kayata**
Executive Officer
President, Overseas Marketing, Construction & Mining Equipment Marketing Division

**Yasuo Kimura**
Executive Officer
President, Japanese Marketing
General Manager
CE Business Solution, Construction & Mining Equipment Marketing Division

## Global Officers

**David W. Grzelak**
Chairman & CEO
Komatsu America Corp.

**Peter J. Howe**
Managing Director
Komatsu UK Ltd.

**Junro Kawanabe**
President, Komatsu do Brasil Ltda.

**Michael W. Kerschen**
President & COO
Advanced Silicon Materials LLC

**Yoichi Kobayashi**
President
Komatsu Latin-America Corp.

**Yoshinori Komamura**
Chairman & Managing Director
Komatsu Europe International N.V.

**Gerhard Lehnen**
President, Komatsu Hanomag AG

**John H. Matlock**
President & CEO
Komatsu Silicon America, Inc.

**Kenichi Nakamura**
President & COO
Komatsu America Corp.

**Teruaki Noda**
CFO, Komatsu America Corp.

**Ian Olivieri**
Managing Director
Komatsu Australia Pty. Ltd.

**Yoshitaka Omura**
President
Komatsu Asia & Pacific Pte Ltd

**Toshiji Onuma**
President
Komatsu Mexicana S.A. de C.V.

**Frank Plancke**
Managing Director
Komatsu Europe Coordination Center N.V.

**Shuji Sugi**
President, North American Development Division, Komatsu America Corp.

**Enrico Tonetti**
President & Managing Director
Komatsu Utility Europe S.p.A.

**Hideo Ueda**
Chairman & CEO
Advanced Silicon Materials LLC

**Norbert H.H. Walther**
President
Komatsu Mining Germany GmbH

** Also serves as Executive Officer*

# Corporate Information

*(As of September 30, 2002)*

**Head Office:** 2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan

**Date of Establishment:** May 13, 1921

**Settlement Date:** March 31 (Interim Period: September 30)

**Annual Meeting of Shareholders:** June

**Common Stock Outstanding:** Consolidated: ¥67,870 million
(US$556 million)

**Nonconsolidated:** ¥70,120 million (US$575 million)

**Number of Employees:** Consolidated: 31,209
Nonconsolidated: 5,957

**Shares of Common Stock Issued and Outstanding:**
958,921,701 shares*

**Number of Per-Unit Shares:** 1,000

**Number of Shareholders:** 65,538

## Breakdown of Shareholders



Securities 1.5%
53 shareholders
14,114,253 shares
Financial 41.8%
193 shareholders
400,609,591 shares
Corporate 4.4%
733 shareholders
41,917,716 shares
Individual and other 19.3%
64,137 shareholders
185,263,350 shares
Foreign 33.1%
422 shareholders
317,016,791 shares

**On October 1, 2002, Komatsu Ltd. executed stock-for-stock exchanges with Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co., both consolidated subsidiaries of Komatsu. As a result of the issuance of new shares, the number of shares of common stock issued and outstanding for Komatsu Ltd. has increased by 39,822,359, to 998,744,060. There is no change in Komatsu's outstanding common stock resulting from these stock exchanges.*

**Transfer Agent for Common Stock:**
UFJ Trust Bank Limited
4-3 Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan

**Depositaries**

ADRs: Depositary and Registrar, Citibank N.A., 111 Wall Street, 20th Floor, New York, NY 10005, U.S.A.

EDRs: Citibank N.A., PO Box 18055, 5 Carmelite Street, London EC4Y 0PA, U.K.

GBCs: Dresdner Bank AG, Jurgen-Ponto-Platz 1, 60301, Frankfurt am Main, Germany

# Promoting Better Understanding of the Komatsu Group

To promote a better understanding of the Komatsu Group among shareholders and other external stakeholders, Komatsu has aggressively undertaken corporate communication programs. As one such program, Komatsu has regularly held regional meetings with individual shareholders in Japan since 1997, engaging in fair information disclosure.



*A regional meeting with shareholders in Osaka*



*A boy takes on the challenge of using a mini hydraulic excavator to pick up a string attached to a ball, with the help of a full-time equipment operation instructor.*

During every summer vacation, Komatsu Techno Center holds "Open Day for Children" at its site in Shizuoka Prefecture. As shown in this photo, under the careful supervision of Komatsu instructors, children are allowed to operate mini construction equipment that they would not be allowed to touch under normal circumstances. By providing such experiences, Komatsu hopes to stimulate the children's imaginations and foster better understanding of both construction equipment and the Company.

**Cautionary Statement**

This Semi-Annual Report contains forward-looking statements that reflect management's views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects," "plans," "expects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Semi-Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

**For further information, please contact:**

Komatsu Ltd.
Corporate Communications Department
Tel: 81-3-5561-2687
Fax: 81-3-3505-9662
E-mail: ir@komatsu.co.jp